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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                               ACADIA REALTY TRUST
                                (Name of Issuer)

              Common Shares of Beneficial Interest, $.001 par value
                         (Title of Class of Securities)

                                   004239 10 9
                      (CUSIP Number of Class of Securities)

                              Kenneth Miller, Esq.
                                 Yale University
                                55 Whitney Avenue
                            New Haven, CT 06510-1300
                                 (203) 432-0120
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                    Copy to:
                             Michael W. Blair, Esq.
                              Debevoise & Plimpton
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 909-6000

                                November 4, 2004
         (Date of Event which Requires Filing Statement on Schedule 13D)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

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                                  Schedule 13D

                                                           CUSIP No. 004239 10 9
--------------------------------------------------------------------------------
(1)       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          Yale University
          I.R.S. Identification No. 06-0646973-N
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(2)       Check the Appropriate Box if a Member of a Group               (a) |_|
                                                                         (b) |_|
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(3)       SEC Use Only
--------------------------------------------------------------------------------
(4)       Source of Funds
          WC
--------------------------------------------------------------------------------
(5)       Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)       Citizenship or Place of Organization
          Connecticut
 -------------------------------------------------------------------------------
                        7.     SOLE VOTING POWER
  NUMBER OF                    4,422,231
  SHARES              ----------------------------------------------------------
  BENEFICIALLY          8.     SHARED VOTING POWER
  OWNED BY                     212,136
  EACH                ----------------------------------------------------------
  REPORTING             9.     SOLE DISPOSITIVE POWER
  PERSON WITH                  4,422,231
                      ----------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
                               212,136
--------------------------------------------------------------------------------
(11)      Aggregate Amount Beneficially Owned by Each Reporting Person
          4,634,367
--------------------------------------------------------------------------------
(12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
(13)      Percent of Class Represented by Amount in Row (11)
          15.8%
--------------------------------------------------------------------------------
(14)      Type of Reporting Person
          EP
--------------------------------------------------------------------------------

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                         Amendment No. 4 to Schedule 13D

     The statement on Schedule 13D (the "Statement") filed on September 25, 2002, as amended by Amendment Nos. 1, 2 and 3 thereto filed on March 23, 2004, March 26, 2004 and March 31, 2004, respectively, relating to the common shares of beneficial interest, par value $.001 per share (the "Common Shares") of Acadia Realty Trust, a Maryland real estate investment trust (the "Trust"), is hereby amended and supplemented as set forth below in this Amendment No. 4 to the Statement by Yale University, a Connecticut corporation (the "Reporting Person"). Capitalized terms used below and not otherwise defined herein shall have the meaning set forth in the Statement, as so amended.

Item 4.  Purpose of Transaction

     The disclosure in Item 4 is hereby amended and supplemented by adding the following:

     "On November 4, 2004, the Reporting Person, YURPSE and Kenneth F. Bernstein ("Bernstein", and together with the Reporting Person and YURPSE, the "November Selling Stockholders"), the Trust and Acadia Realty Limited Partnership and Citigroup Global Markets Inc., as representative of the several underwriters (the "Underwriters") entered into an underwriting agreement (the "November Underwriting Agreement") in connection with the planned disposition by the November Selling Shareholders' and Trust's planned disposition (the "November Offering") of up to 3,000,000 Common Shares pursuant to an effective registration statement on file with the Securities and Exchange Commission (including up to 450,000 Common Shares subject to the Underwriters' overallotment option (the "Over-allotment Option")). Pursuant to the November Underwriting Agreement, the Underwriters will acquire 954,225 Common Shares held by the Reporting Person and 45,775 Common Shares held by YURPSE at a price of $15.35 per share (the "Offering Price"), less underwriters discounts and commissions of $0.27 per share (the "Underwriting Discount") in connection with the public resale of the Common Shares. In addition, the Underwriters have a Over-allotment Option to purchase up to 143,134 Common Shares held by the Reporting Person and 6,866 Common Shares held by YURPSE within 30 days of the date of the November Underwriting Agreement, at the Offering Price less the Underwriting Discount."

Item 5.  Interest in Securities of the Issuer

     The disclosure in Item 5(a) is hereby amended and restated to read in its entirety as follows:

     "(a) The Reporting Person beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, 4,634,367 Common Shares. The Common Shares owned by the Reporting Person constitute approximately 15.8% of the Common Shares issued and

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outstanding (computed on the basis of 29,299,224 Common Shares issued and outstanding, as reported in the Trust's Prospectus Supplement, dated November 4, 2004, to the Prospectus dated March 29, 2000, Prospectus dated May 14, 2003 and Prospectus dated March 19, 2004 filed with the Securities and Exchange Commission on November 8, 2004)."

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The disclosure in the last three paragraphs of Item 6 are hereby amended and restated to read in their entirety as follows:

     "Pursuant to custody agreements between each of the Reporting Person and YURPSE and the Trust, as custodian, dated as of November 4, 2004 (the "Custody Agreements"), 1,097,359 Common Shares beneficially owned by the Reporting Person and 52,641 Common Shares beneficially owned by YURPSE were deposited or deemed to be deposited with the Trust for the benefit of the Underwriters in connection with the November Underwriting Agreement. The Reporting Person and YURPSE remain the owners of such Common Shares (subject to the interests of the Underwriters under the November Underwriting Agreement and the Custody Agreements) and have the right to vote and to receive all dividends and distributions with respect to such Common Shares until payment in full for the Common Shares has been made by the Underwriters according to the terms of the November Underwriting Agreement. The Trust becomes obligated to return the certificates deposited with the Trust under the Custody Agreements if the November Underwriting Agreement is not fully executed and delivered, if the November Underwriting Agreement is terminated, or if the Common Shares to be sold by each of the Reporting Person and YURPSE pursuant to the November Underwriting Agreement are not purchased and paid for by the Underwriters on or before November 15, 2004.

     Pursuant to lock-up agreements entered into by each of the Reporting Person and YURPSE and the Underwriters, dated as of November 4, 2004 (the "Lock-up Agreements"), the Reporting Person and YURPSE agree that they will not, without the prior written consent of the Underwriters, dispose of any of their Common Shares, options or warrants to acquire Common Shares, or securities exchangeable or exercisable for or convertible into Common Shares currently or hereafter owned either of record or beneficially by them, or publicly announce an intention to do any of the foregoing, for a period of ninety (90) days after the date of the prospectus relating to the November Offering. The Reporting Person and YURPSE also agree to the entry, by the Trust, of stop transfer instructions, which shall remain in effect during this period, with the Trust's transfer agent and registrar. The Lock-up Agreements become effective upon the execution of the November Underwriting Agreement and terminate if for any reason the November Underwriting Agreement is terminated prior to the Closing thereunder.

     Other than the Voting Trust Agreement, the November Underwriting Agreement the Custody Agreements and the Lock-up Agreements, there are no contracts, understandings or relationships (legal or otherwise) among the persons named in
Item 2

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hereof and between such persons or any person with respect to any securities of the Trust including but not limited to transfer or voting of any of the Common Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies."

Item 7.  Material to Be Filed as Exhibits

     The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

     6. Underwriting Agreement, dated as of November 4, 2004, by and between Acadia Realty Trust, Acadia Realty Limited Partnership, Yale University, The Yale University Retirement Plan for Staff Employees and Kenneth F. Bernstein and Citigroup Global Markets Inc. as representative of the several underwriters (incorporated by reference to Exhibit 1.1 to the Trust's Current Report of Form 8-K filed on November 8, 2004).

     7. Custody Agreement Re: Sale of Common Shares of Acadia Realty Trust, dated as of November 4, 2004, between Acadia Realty Trust, as custodian, and Yale University.

     8. Custody Agreement Re: Sale of Common Shares of Acadia Realty Trust, dated as of November 4, between Acadia Realty Trust, as custodian, and The Yale University Retirement Plan for Staff Employees.

     9. Lock-up Agreement, dated as of November 4, 2004, granted by Yale University to Citigroup Global Markets, Inc., as representative of the several underwriters.

     10. Lock-up Agreement, dated as of November 4, 2004, granted by The Yale University Retirement Plan for Staff Employees to Citigroup Global Markets, Inc., as representative of the several underwriters.

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 4, 2004


                                             YALE UNIVERSITY

                                             By:  /s/ David F. Swensen
                                                -------------------------------
                                                Name:  David F. Swensen
                                                Title: Chief Investment Officer

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                                  Exhibit Index

     6. Underwriting Agreement, dated as of November 4, 2004, by and between Acadia Realty Trust, Acadia Realty Limited Partnership, Yale University, The Yale University Retirement Plan for Staff Employees and Kenneth F. Bernstein and Citigroup Global Markets Inc. as representative of the several underwriters (incorporated by reference to Exhibit 1.1 to the Trust's Current Report of Form 8-K filed on November 8, 2004).

     7. Custody Agreement Re: Sale of Common Shares of Acadia Realty Trust, dated as of November 4, 2004, between Acadia Realty Trust, as custodian, and Yale University.

     8. Custody Agreement Re: Sale of Common Shares of Acadia Realty Trust, dated as of November 4, 2004, between Acadia Realty Trust, as custodian, and The Yale University Retirement Plan for Staff Employees.

     9. Lock-up Agreement, dated as of November 4, 2004, granted by Yale University to Citigroup Global Markets, Inc., as representative of the several underwriters.

     10. Lock-up Agreement, dated as of November 4, 2004, granted by The Yale University Retirement Plan for Staff Employees to Citigroup Global Markets, Inc., as representative of the several underwriters.